Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: January 12, 2023

FOR IMMEDIATE RELEASE

True Velocity Featured on Field Ethos Podcast with Don Trump, Jr.

Interview focuses on commercial introduction of True Velocity’s 6.8TVC cartridge, retail partnership with Bass Pro Shops and Cabela’s

GARLAND, Texas (January 12, 2022) – Texas-based ammunition manufacturer, TV Ammo, Inc. (“True Velocity”), is the focus of the latest podcast hosted by Field Ethos founder and outdoorsman, Don Trump, Jr., and Field Ethos Chief Executive Officer, Jason Vincent. The 35-minute-long interview with True Velocity Executive Vice President of Corporate Communications, Pat Hogan, focused on True Velocity’s planned disruption of the global ammunition industry via the introduction of its composite-cased ammunition technology and advanced manufacturing processes that aim to revolutionize the ammunition industry.

True Velocity’s composite-cased ammunition is designed to offer extensive advantages over traditional brass-cased ammunition, including exceptional dimensional consistency, significantly enhanced accuracy, reduced heat transfer, and an approximate 30 percent reduction in weight over traditional brass-cased cartridges.

“Just think of how much more precise you can get than something that’s essentially blown out and extruded,” Trump said during the interview. “In terms of consistency there, it’s the future of ammo.”

During the podcast, Hogan discussed with Trump True Velocity’s multi-year strategic partnership with Great Outdoors Group, LLC, the owner of industry-leading retailers Bass Pro Shops and Cabela’s. The partnership has brought True Velocity’s line of proprietary composite-cased ammunition to more than 125 Bass Pro Shops and Cabela’s retail locations across the United States and will leverage co-branded marketing efforts to promote an online subscription service enabling customers to order ammunition directly to their doorstep at a discount to retail prices.

True Velocity’s advanced manufacturing technology offers improved process control, reduced footprint and enhanced efficiency.

“It’s not just the design of the product,” Hogan said during the interview. “It’s the manufacturing process as well. I think that’s what really differentiates our company, our brand, from traditional ammunition.”

“You guys took us into the manufacturing side of your operation, and we were blown away. It looked like NASA meets an operating room,” Vincent said during the interview. “It was the future we were looking at, the future of ammo.”

True Velocity’s podcast interview with Field Ethos is expected to be available the week of January 16, 2023, via My Outdoors TV. Visit www.myoutdoortv.com to login or register a new account and search for Field Ethos.

About True Velocity and its Proposed Business Combination with Breeze Holdings

True Velocity is an advanced technology and composite manufacturing company based in Garland, Texas. Founded in 2010, True Velocity has approximately 300 patents pending or issued surrounding its products, technology and manufacturing processes. True Velocity is focused on revolutionizing the ammunition industry through the use of composite materials. True Velocity products are manufactured in the U.S. in a state-of-the-art, 66,000-square-foot facility. True Velocity’s proprietary composite cartridge is designed to provide significant logistical advantages over traditional brass-cased ammunition and give end users unmatched accuracy, repeatability, and reliability, all in a light-weight cartridge.

For more information, visit tvammo.com.

As previously announced on November 1, 2022, TV Ammo, Inc. (“True Velocity”) entered into a business combination agreement with Breeze Holdings Acquisition Corp. (“Breeze Holdings”) (NASDAQ: BREZ), a publicly traded special purpose acquisition company, pursuant to which a newly formed wholly owned subsidiary of Breeze Holdings will merge with and into True Velocity, with True Velocity surviving as a wholly owned subsidiary of Breeze Holdings. Upon closing of the transaction, Breeze Holdings will be renamed “True Velocity, Inc.” and its common stock is expected to trade on the Nasdaq Capital Market. The transaction is expected to close in the first quarter of 2023, subject to the satisfaction of customary closing conditions, including certain regulatory and shareholder approvals.

About Field Ethos

Don Trump Jr. and the Field Ethos team explore and discuss relevant topics of the sporting lifestyle. Join the experience to hear perspective from the field, follow along as they discuss controversial subjects, and laugh with them as they interview special weekly guests. All episodes are full length, unedited and unapologetic.

For more information, visit www.fieldethos.com.

About Breeze Holdings Acquisition Corp.

Breeze Holdings is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combinations with one or more businesses or entities.

Additional Information and Where to Find It

This press release relates to a proposed business combination transaction involving Breeze Holdings and True Velocity. In connection with the proposed transaction, Breeze Holdings intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Breeze Holdings and that also will constitute a prospectus of True Velocity, Inc. with respect to the shares of True Velocity, Inc. common stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). This document is not a substitute for the Proxy Statement/Prospectus. The definitive Proxy Statement/Prospectus (if and when available) will be delivered to Breeze Holdings’ and True Velocity’s stockholders. Breeze Holdings may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BREEZE HOLDINGS AND TRUE VELOCITY AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BREEZE HOLDINGS, TRUE VELOCITY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders of Breeze Holdings and True Velocity may obtain free copies of the Registration Statement and Proxy Statement/Prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Breeze Holdings through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Breeze Holdings will be available free of charge at Breeze Holdings Acquisition Corp., 955 W. John Carpenter Fwy., Suite 100-929, Irving, TX 75039, attention: J. Douglas Ramsey.

Participants in the Solicitation

Breeze Holdings, True Velocity and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Breeze Holdings and True Velocity in respect of the proposed transaction. Information about Breeze Holdings’ directors and executive officers and their ownership of Breeze Holdings common stock is set forth in Breeze Holdings’ filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 11, 2022 (the “Annual Report”). To the extent that holdings of Breeze Holdings’ securities have changed since the amounts included in the Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, among other things, statements regarding the anticipated benefits and impact of the proposed transaction on the combined company’s business and future financial and operating results, the anticipated timing of closing of the proposed transaction, the anticipated growth of the industries and markets in which True Velocity competes, the success and customer acceptance of True Velocity’s product and service offerings and other aspects of True Velocity’s operations, plans, objectives, opportunities, expectations or operating results, the expected ownership structure of the combined company and the likelihood and ability of the parties to successfully consummate the proposed transaction. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “intend,” “estimated,” “target,” “project,” and similar phrases or words of similar meaning that denote future expectations or intent regarding the combined company’s financial results, operations and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Such forward-looking statements are based upon the current beliefs and expectations of management and are inherently subject to significant business, economic and competitive risks, uncertainties and other factors, both known and unknown, which are difficult to predict and generally beyond our control and that may cause actual results and the timing of future events to differ materially from the results and timing of future events anticipated by the forward-looking statements in this press release, including but not limited to: (i) the ability of the parties to complete the proposed transaction within the time frame anticipated or at all, which may adversely impact the price of Breeze Holdings’ securities; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that the proposed transaction may not be completed by Breeze Holdings’ business combination deadline and the potential failure to obtain further extensions of the business combination deadline if sought by Breeze Holdings; (iv) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the definitive merger agreement by the stockholders of Breeze Holdings or True Velocity, the satisfaction of the minimum cash amount following redemptions by the public stockholders of Breeze Holdings, the receipt of any required governmental or regulatory approvals or the failure to meet the Nasdaq listing standards in connection with the closing of the proposed transaction; (v) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive merger agreement; (vii) the impact of the COVID-19 pandemic or related governmental or regulatory orders; (viii) the effect of the announcement or pendency of the proposed transaction on True Velocity’s business relationships, performance and business generally; (ix) risks that the proposed transaction disrupts current plans and operations of True Velocity and any potential difficulties in True Velocity employee retention as a result of the proposed transaction; (x) the outcome of any legal proceedings that may be instituted against True Velocity or Breeze Holdings related to the definitive merger agreement or the proposed transaction or any product liability or regulatory lawsuits or proceedings relating to True Velocity’s products or services; (xi) the ability to maintain the listing of Breeze Holdings’ (and after the closing of the proposed transaction, True Velocity, Inc.’s) securities on the Nasdaq Capital Market; (xii) potential volatility in the price of Breeze Holdings’ securities due to a variety of factors, including changes in the competitive and highly regulated industries in which True Velocity operates, variations in performance across competitors, changes in laws and regulations affecting True Velocity’s business, and changes in the combined company’s capital structure; (xiii) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction; (xiv) the risk of downturns and the possibility of rapid change in the highly competitive industries in which True Velocity operates or the markets that True Velocity targets; (xv) the inability of True Velocity and its current and future collaborators to successfully develop and commercialize True Velocity’s products and services in the expected time frame or at all; (xvi) the risk that the combined company may never achieve or sustain profitability or may need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xvii) the costs of the proposed transaction. The forward-looking statements contained in this press release are also subject to additional risks, uncertainties and factors, including those described in Breeze Holdings’ most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed or to be filed with the SEC by Breeze Holdings from time to time. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. The forward-looking statements included in this press release are made only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof. Forecasts and estimates regarding True Velocity’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any proxy, consent, vote or approval with respect to any securities in respect of the proposed transaction and is not a substitute for the Proxy Statement/Prospectus or any other document that Breeze Holdings may file with the SEC or send to Breeze Holdings’ or True Velocity’s stockholders in connection with the proposed transaction. No offer, sale, issuance or transfer of securities shall be made in any jurisdiction in which such offer, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts:

True Velocity

Pat Hogan

Executive Vice President of Corporate Communications

press@tvammo.com

(770) 500-0279

Breeze Holdings Acquisition Corp.

Investor Relations

Cody Slach and Cody Cree

Gateway Group

BREZ@gatewayir.com

(949) 574-3860